UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020
Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Brookfield Asset Management Inc. and Brookfield Finance LLC on Forms F-10 and F-3 (File Nos. 333-236217 and 333-236221).

EXHIBIT LIST

Exhibit	Description

99.1	Trust Indenture among Brookfield Finance LLC, Brookfield Asset Management Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., dated February 21, 2020.

99.2

First Supplemental Indenture, including form of note, among Brookfield Finance LLC, Brookfield Asset Management Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., dated February 21, 2020.

99.3	Opinion of Torys LLP, dated February 21, 2020.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: February 21, 2020	By:	/s/ Nick Goodman
Name: Nick Goodman
Title: Managing Partner and Chief Financial Officer

3